Global X Funds
605 Third Avenue, 43rd Fl
New York, NY 10158

July 2, 2025
VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.20549
Attention: Office of Filings, Information & Consumer Services

RE: Joint Insured Fidelity Bond (Bond No. 27708299) of:
Global X Funds (the “Trust”) (File No. 811-22209)
Global X Venture Fund (the “Fund”) (File No. 811-23982)

Ladies and Gentlemen:

Pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”), the following documents are hereby submitted for filing:

1.A copy of the Fidelity Bond (the “Bond”) coverage for the Trust and the Fund (attached as Exhibit 1).
2.A copy of the Board meeting resolutions, which were adopted by the Board of the Trust, and a majority of the members thereof who are not “interested persons” (as defined by the 1940 Act) of the Trust (attached as Exhibit 2).
3.A copy of the Board meeting resolutions, which were adopted by the Board of the Fund, and a majority of the members thereof who are not “interested persons” (as defined by the 1940 Act) of the Fund (attached as Exhibit 3).
4.The premium for the Bond has been paid for July 2, 2025 through July 2, 2026.

No fee is required in connection with this filing. If you have any questions relating to this filing, please do not hesitate to contact me at (646) 214-6522.

Sincerely,

/s/ Margaret Mo
Margaret Mo

INVESTMENT COMPANY BLANKET BOND

NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA

(A stock Insurance Company, herein Called the Underwriter)

DECLARATIONS

Item 1. Name of Insured Global X ETFs

BOND NUMBER
27708299

Principal Address: Attn: Joseph Costello
605 Third Avenue, 43rd Floor
New York, NY 10158
(Herein called the Insured)

Item 2. Bond Period from 12:01 a.m on 07/02/2025 to 12:01 a.m. on 07/02/2026.

The effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of the said dates.

Item 3. Limit of Liability –
Subject to Section 9, 10, and 12 hereof:

	Limit of Liability	Deductible Amount
Insuring Agreement A – FIDELITY	$2,500,000	$0
Insuring Agreement B – AUDIT EXPENSE	$25,000	$5,000
Insuring Agreement C – ON PREMISES	$2,500,000	$5,000
Insuring Agreement D – IN TRANSIT	$2,500,000	$5,000
Insuring Agreement E – FORGERY OR ALTERATION	$2,500,000	$5,000
Insuring Agreement F – SECURITIES	$2,500,000	$5,000
Insuring Agreement G – COUNTERFEIT CURRENCY	$2,500,000	$5,000
Insuring Agreement H – STOP PAYMENT	$25,000	$5,000
Insuring Agreement I – UNCOLLECTIBLE ITEMS OF DEPOSIT	$25,000	$5,000

OPTIONAL COVERAGES ADDED BY RIDER:

Insuring Agreement J – COMPUTER SYSTEMS	$2,500,000	$5,000
Insuring Agreement K – UNAUTHORIZED SIGNATURES	$25,000	$5,000
Insuring Agreement L – AUTOMATED PHONE SYSTEMS	$2,500,000	$5,000
Insuring Agreement M – TELEFACSIMILE	$2,500,000	$5,000

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted there from.

Item 4. Office or Premises Covered – Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All other Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows:
No Exceptions

Item 5. The Liability of the Underwriter is subject to the terms of the following riders attached hereto:
103012 (10/09), 89644 (07/05), 103004 (10/09), 103009 (10/09), 103011 (10/09), 105903 (10/13), 113022 (10/12), 132765 (05/19), 140342 (03/21), 127417 (11/17), 131534 (01/19), 131533 (01/19), 91222 (04/13), SR5538, 41206 (09/84)

Item 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) N/A such termination or cancellation to be effective as of the time this bond becomes effective.

Item 7. Premium Amount: $15,663.00
FHFC – Florida Hurricane Fund:
Total Premium: $15,663.00

Issue Date: 06/30/2025

By: Stephen Miller

Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA RIDER No. 1 To be attached to and form part of Bond No in favor of effective as of In consideration of the premium charged for the attached bond, it is hereby agreed that: 1. From and after the time this rider becomes effective the Insured under the attached bond are: SR 5538 27708299 Global X ETFs. 07/02/2025. Global X Nasdaq 100 Covered Call ETF Global X U.S. Infrastructure Development ETF Global X S&P 500 Covered Call ETF Global X Artificial Intelligence & Technology ETF Global X Uranium ETF Global X MLP & Energy Infrastructure ETF Global X Copper Miners ETF Global X Robotics & Artificial Intelligence ETF Global X U.S. Preferred ETF Global X MLP ETF Global X Russell 2000 ETF Global X Russell 2000 Covered Call ETF Global X Silver Miners ETF Global X 1-3 Month T-Bill ETF Global X Defense Tech ETF Global X MSCI Argentina ETF Global X Lithium & Battery Tech ETF Global X S&P 500 Catholic Values ETF Global X Cybersecurity ETF Global X SuperDividend® ETF Vglobal X SuperDividend® U.S. ETF Global X Conscious Companies ETF Global X Adaptive U.S. Factor ETF Global X Autonomous & Electric Vehicles ETF Global X Cloud Computing ETF Global X Variable Rate Preferred ETF Global X FinTech ETF Global X MSCI China Consumer Discre- tionary ETF Global X Data Center & Digital Infrastructure ETF Global X Emerging Markets Bond ETF Global X Internet of Things ETF Global X SuperDividend® REIT ETF Global X MSCI Greece ETF Global X DAX Germany ETF Global X SuperIncomeSM Preferred ETF Global X Adaptive U.S. Risk Management ETF Global X Blockchain ETF Global X Dow 30 Covered Call ETF Global X Social Media ETF Global X Millennial Consumer ETF Global X Video Games & Esports ETF Global X Nasdaq 100 Covered Call & Growth ETF Global X Emerging Markets Great Consumer ETF Global E-commerce ETF Global X MSCI Colombia ETF Global X S&P 500 Covered Call & Growth ETF Global X Aging Population ETF Global X FTSE Southeast Asia ETF Global X U.S. Electrification ETF Global X Genomics & Biotechnology ETF Global X MSCI Norway ETF Global X S&P 500 Risk Managed Income ETF View GURU's fund pageGuru Index ETF View GOEX's fund pageGold Explorers ETF Global X Telemedicine & Digital Health ETF Global X MSCI SuperDividend® Emerging Markets ETF Global X Alternative Income ETF Global X S&P 500 Quality Dividend ETF Global X CleanTech ETF Global X Hydrogen ETF Global X Renewable Energy Producers ETF Global X Blockchain & Bitcoin Strategy ETF Global X India Active ETF Global X Long-Term Treasury Ladder ETF Global X S&P Catholic Values Developed ex-U.S. ETF Global X Nasdaq 100 Risk Managed Income ETF View EMM's fund pageEmerging Markets ex-China ETF Global X Thematic Growth ETF Global X MSCI Vietnam ETF Global X Clean Water ETF Global X Information Technology Covered Call & Growth ETF Global X U.S. Cash Flow Kings 100 ETF Global X MLP & Energy Infrastructure Covered Call ETF Global X Short-Term Treasury Ladder ETF Globla X AgTech & Food Innovation ETF Global X MSCI SuperDividend® EAFE ETF Global X Russell 2000 Covered Call & Growth ETF Global X Solar ETF Global X Disruptive Materials ETF Global X Bitcoin Trend Strategy ETF Global X Nasdaq 100 Tail Risk ETF Global X S&P 500 Collar 95-110 ETF Global X Brazil Active ETF Globla X Intermediate-Term Treasury Ladder ETF Global X Interest Rate Volatility & Inflation Hedge ETF Global X Nasdaq 100 Collar 95-110 ETF Global X Infrastructure Development ex-U.S. ETF Global X Interest Rate Hedge ETF Global X Dow 30 Covered Call & Growth ETF Global X PropTech ETF Global X Wind Energy ETF Global X S&P 500 Tail Risk ETF Global X S&P 500 Quality Dividend Covered Call ETF Global X Venture Fund U.S. Infrastructure Development UCITS ETF Nasdaq 100 Covered Call UCITS ETF SuperDividend UCITS ETF Silver Miners UCITS ETF Uranium UCITS ETF Copper Miners UCITS ETF S&P 500 Quarterly Buffer UCITS ETF® Robotics & Artificial Intelligence UCITS ETF Defence Tech UCITS ETF S&P 500 Covered Call UCITS ETF 1-3 Month T-Bill UCITS ETF Cybersecurity UCITS ETF S&P 500 Quarterly Tail Hedge UCITS ETF Lithium & Battery Tech UCITS ETF Data Center REITs & Digital Infrastructure UCITS ETF Blockchain UCITS ETF Clean Water UCITS ETF Genomics & Biotechnology UCITS ETF Autonomous & Electric Vehicles UCITS ETF China Electric Vehicle and Battery UCITS ETF European Infrastructure Development UCITS ETF Video Games & Esports UCITS ETF Disruptive Materials UCITS ETF Artificial Intelligence UCITS ETF Telemedicine & Digital Health UCITS ETF Hydrogen UCITS ETF FinTech UCITS ETF Solar UCITS ETF E-commerce UCITS ETF Cloud Computing UCITS ETF Renewable Energy Producers UCITS ETF Wind Energy UCITS ETF Internet of Things UCITS ETF AgTech & Food Innovation UCITS ETF CleanTech UCITS ETF S&P 500 Annual Buffer UCITS ETF® S&P 500 Annual Tail Hedge UCITS ETF Global X Colombia Select ETF Global X TES Colombia Local GBI-EM ID ETF Bitcoin ETP * Ethereum ETP * Chainlink ETP * Aave ETP * Uniswap ETP * Global X Colombia Select ETF Global X TES Colombia Local GBI-EM ID ETF Ethereum ETP Chain ink ETP Aave ETP Uniswap ETP Global X Colombia Select ETF Global X TES Colombia Local GBI-EM ID ETF

6. If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond. 7. The attached bond shall be subject to all its agreements, limitations and conditions except as herein expressly modified. 8. This rider shall become effective as 12:01 a.m. on Signed, Sealed and dated By: __________________________ Authorized Representative SR 5538 07/02/2025. 5. The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. 4. If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective. 3. Knowledge possessed or discovery made by the Corporate Risk Management Department, Internal Audit Department, or General Counsel Department, of any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured. 2. The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

41206 (9/84) 1 INVESTMENT COMPANY BLANKET BOND The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond Period, to indemnify and hold harmless the Insured for: INSURING AGREEMENTS (A) FIDELITY Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor. Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent: (a) to cause the Insured to sustain such loss; and (b) to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment. (B) AUDIT EXPENSE Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of liability stated in Insuring Agreement (A) in Item 3 of the Declarations. (C) ON PREMISES Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation. Offices and Equipment (1) Loss of or damage to, furnishings, fixtures, stationery, supplies or equipment, within any of the Insured's offices covered under this bond caused by Larceny or theft in, or by burglary, robbery or holdup of such office, or attempt thereat, or by vandalism or malicious mischief; or

41206 (9/84) 2 (2) loss through damage to any such office by Larceny or theft in, or by burglary, robbery or holdup of such office or attempt thereat, or to the interior of any such office by vandalism or malicious mischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies or equipment or is legally liable for such loss or damage, always excepting, however, all loss or damage through fire. (D) IN TRANSIT Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, holdup, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination. (E) FORGERY OR ALTERATION Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit. promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stockbroker but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond. Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement. Mechanically reproduced facsimile signatures are treated the same as handwritten signatures. (F) SECURITIES Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof, (1) through the Insured’s having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been

41206 (9/84) 3 (a) counterfeited, or (b) forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or (c) raised or otherwise altered, or lost, or stolen, or (2) through the Insured’s having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement (E) hereof. Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment. The word "counterfeited" as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original. Mechanically produced facsimile signatures are treated the same as handwritten signatures. (G) COUNTERFEIT CURRENCY Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency. (H) STOP PAYMENT Loss against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages: For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber. (I) UNCOLLECTIBLE ITEMS OF DEPOSIT Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer’s, shareholder’s or subscriber’s account based upon Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured’s agent to such customer’s, shareholder’s or subscriber’s Mutual Fund Account; or loss resulting from any Item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

41206 (9/84) 4 Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited. This Insuring Agreement applies to all Mutual Funds with “ exchange privileges” if all Fund(s) in the exchange program are insured by a National Union Fire Insurance Company of Pittsburgh, PA for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s). GENERAL AGREEMENTS A . ADDITIONAL OFFICES OR EMPLOYEES- CONSOLIDATION OR MERGER-NOTICE 1. If the Insured shall, while this bond is in force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period. 2. If an Investment Company, named as Insured herein, shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees. B. WARRANTY No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement. C. COURT COSTS AND ATTORNEYS' FEES (Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this bond) The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the Insured's liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that (1) an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or (2) an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; (3) in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted. The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured's name, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding. If the amount of the Insured's liability or alleged

41206 (9/84) 5 liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, or both, the liability of the Underwriter under this General Agreement is limited to the proportion of court costs and attorneys' fees incurred and paid by the Insured or by the Underwriter that the amount recoverable under this bond bears to the total of such amount plus the amount which is not so recoverable. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement or Coverage. D. FORMER EMPLOYEE Acts of an Employee, as defined in this bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured's employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment. THE FOREGOING INSURING AGREEMENTS AND GENERAL AGREEMENTS ARE SUBJECT TO THE FOLLOWING CONDITIONS AND LIMITATIONS: SECTION 1. DEFINITIONS The following terms, as used in this bond, shall have the respective meanings stated in this Section: (a) "Employee" means: (1) any of the Insured's officers, partners, or employees, and (2) any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of such predecessor. and (3) attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the Insured, and (4) guest students pursuing their studies or duties in any of the Insured's offices, and (5) directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and (6) any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured, by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, and (7) each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under Sub- section (9) hereof, and (8) those persons so designated in Section 15, Central Handling of Securities, and (9) any officer, partner or Employee of a) an investment advisor, b) an underwriter (distributor), c) a transfer agent or shareholder accounting record-keeper, or

41206 (9/84) 6 d) an administrator authorized by written agreement to keep financial and/or other required records, for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee. Each employer of temporary personnel or processors as set forth in Sub- Sections (6) and of Section 1(a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13. Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees. (b) "Property" means money (i.e.. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor. (c) "Forgery" means the signing of the name of another with intent to deceive; it does not include the signing of one's own name with or without authority, in any capacity, for any purpose. (d) "Larceny and Embezzlement" as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940. (e) "Items of Deposit" means any one or more checks and drafts. Items of Deposit shall not be deemed uncollectible until the Insured's collection procedures have failed. SECTION 2. EXCLUSIONS

41206 (9/84) 7 THIS BOND DOES NOT COVER: (a) loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement (A), (E), (F) or (G). (b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (D), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit. (c) loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy. (d) loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body. (e) loss resulting from the complete or partial non-payment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses. unless such loss is covered under Insuring Agreement (A), (E) or (F). (f) loss resulting from any violation by the Insured or by any Employee (1) of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or (d) Investment Advisors, or (2) of any rule or regulation made pursuant to any such law, unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E). (g) loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured's contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company's service, and then this bond shall cover only such excess. (h) potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (I). (i) all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this bond. (j) loss through the surrender of Property away from an office of the Insured as a result of a threat (1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or (2) to do damage to the premises or Property of the Insured, except when

41206 (9/84) 8 covered under Insuring Agreement (A). (k) all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement (B). (l) loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A). (m) any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada. SECTION 3. ASSIGNMENT OF RIGHTS This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of Section 1(a) of this bond, as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for. SECTION 4. LOSS -NOTICE -PROOF- LEGAL PROCEEDINGS This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty-eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law. Discovery occurs when the Insured (a) becomes aware of facts, or (b) receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assume that a loss covered by the bond has been or will be

41206 (9/84) 9 incurred even though the exact amount or details of loss may not be then known. SECTION 5. VALUATION OF PROPERTY The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration. In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records. SECTION 6. VALUATION OF PREMISES AND FURNISHINGS In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and the Insured cannot agree upon such cash value or such cost of replacement or repair, such shall be determined by arbitration. SECTION 7. LOST SECURITIES If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond. If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured's rights, title and interests in and to said securities. With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds. With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this INVESTMENT COMPANY BLANKET BOND subject to the Limit of Liability hereunder. SECTION 8. SALVAGE In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any

41206 (9/84) 10 source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein. SECTION 9. NON-REDUCTION AND NON- ACCUMULATION OF LIABILITY AND TOTAL LIABILITY At all times prior to termination hereof this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting from (a) any one act of burglary, robbery or holdup, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or (b) any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or (c) all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or (d) all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or (e) any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period. Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies. SECTION 10. LIMIT OF LIABILITY With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger. SECTION 11. OTHER INSURANCE If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss. SECTION 12. DEDUCTIBLE The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub-sections (a), (b), (c), (d) and (e) of Section 9, NON-REDUCTION AND NON- ACCUMULATION OF LIABILITY AND

41206 (9/84) 11 TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the Insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations. The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7. There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein. SECTION 13. TERMINATION The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 60 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington. D.C. prior to 60 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein. This Bond will terminate as to any one Insured immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured. or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets. The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason. This Bond shall terminate (a) as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee (See Section 16[d]), or (b) as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or (c) as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective. SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the

41206 (9/84) 12 effective date of such termination or cancellation and shall pay an additional premium therefor. Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately; (a) on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or (b) upon takeover of the Insured's business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium. The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business for the operation or for the liquidation thereof or for any other purpose. SECTION 15. CENTRAL HANDLING OF SECURITIES Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured's interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property. The words "Employee" and "Employees" shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Ex- change and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis. The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured's share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder. For the purpose of determining the Insured's share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgement in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured's share of such excess loss(es) shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations. This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an

41206 (9/84) 13 assignment of such of the Insured's rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein. SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein: (a) the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them, (b) the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement, (c) the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured, (d) knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall for the purposes of Section 4 and Section 13 of this bond constitute knowledge or discovery by all the Insured, and (e) if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this bond. SECTION 17. NOTICE AND CHANGE OF CONTROL Upon the Insured's obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth: (a) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and (b) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and (c) the total number of outstanding voting securities. As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured. Failure to give the required notice shall result in termination of coverage of this bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated. Such notice is not required to be given in the case of an Insured which is an Investment Company. SECTION 18. CHANGE OR MODIFICATION This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter's Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C. by the Insured or by the

41206 (9/84) 14 Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company. IN WITNESS WHEREOF, the Underwriter has caused this bond to be executed on the Declarations Page. `

This endorsement, effective at 12:01 a.m. Policy Number: Issued to: By: THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY COVERAGE TERRITORY ENDORSEMENT Payment of loss under this policy shall only be made in full compliance with all United States of America economic or trade sanctions laws of regulations, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department’s Office of Foreign Assets Control (OFAC) ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED. © American International Group, Inc. All rights reserv ed. By: ______________________________ Authorized Representative 89644 (7/05) 07/02/2025 forms a part of 27708299 Global X ETFs National Union Fire Ins Co of Pgh, PA

103004 (10/09) NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA INSURING AGREEMENT K To be attached to and form a part of Investment Company Blanket Bond No. in favor of It is agreed that: (1) The attached bond is amended by adding an additional Insuring Agreement as follows: UNAUTHORIZED SIGNATURES Loss resulting directly from the insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account. (2) It shall be a condition precedent to the Insured's right of recovery under this rider that the Insured shall have on file signatures of all persons who are authorized signatories on such account. (3) The Single Loss Limit of Liability for the coverage provided by this rider shall be it being understood, however, that such liability shall be part of, and not in addition to, the Aggregate Limit of Liability stated in item 3. of the Declarations of the attached bond. (4) The Underwriter shall not be liable under the Unauthorized Signatures Rider for any loss on account of any instrument unless the amount of such instrument shall be excess of (herein called Deductible Amount), and unless such loss on account of such instrument, after deducting all recoveries on account of such instrument made prior to the payment of such loss by the Underwriter, shall be in excess of such Deductible Amount and then for such excess only, but in no event more than the amount of the attached bond, or the amount of coverage under the Unauthorized Signatures Rider, if the amount of such coverage is less than the amount of the attached bond. (5) Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated. (6) The rider is effective as of 12:01 a.m. standard time on By: ____________________________ Authorized Representative 27708299. Global X ETFs. $25,000, $5,000, 07/02/2025 as specified in the bond.

103009 (10/09) 1 NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA To be attached to and form part of Investment Company Blanket Bond No. in favor of ERISA RIDER It is agreed that: 1. The Name of Insured stated in the Declarations is amended to include the follwing as an Insured under the attached bond: any of the Insured’s Employee Welfare or Pension Benefit Plans now existing or hereafter created or acquired which are required to be bonded under the Employee Retirement Income Security Act of 1974 (“ ERISA” ) (as amended). 2. Solely for the purpose of the coverage provided by this rider, the definition of “ Employee” is amended to include the following at the end thereof: Employee shall also include any natural person who is a director or trustee of the Insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension Benefit Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer or employee of any such Plan. 3. Solely for the purpose of the coverage provided by this rider, if the attached bond, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension Benefit Plans or sustained by any such Plan in addition to loss sustained by an Insured other than such Plan, it is the obligation of the Insured or the Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor implementing Section 13 of the Welfare and Pension Plan Disclosure Act of 1958 to obtain under one or more bonds issued by one or more Insurers an amount of coverage for each such Plan at least equal to that which would be required if such Plans were bonded separately. 4. In compliance with the foregoing, payment by the Underwriter in accordance with the agreements, limitations and conditions of the attached bond shall be held by the Insured, or if more than one by the Insured first named in the Declarations, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent of that such payment is in excess of the amount of coverage required by such Regulations to be carried by said Plan sustaining such loss, such excess shall be held for the use and benefit of any other such Plan also covered in the event that such other Plan discovers that it has sustained loss covered thereunder. 5. If money or other property of two or more Employee Welfare or Pension Benefit Plans covered under the bond is commingled, recovery for loss of such money or other property through fraudulent or dishonest acts of Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such Plan is required to carry bonding coverage in accordance with the applicable provisions of said Regulations. 27708299 Global X ETFs.

103009 (10/09) 2 6. Solely for the purpose of the coverage afforded by this rider, the Deductible Amount stated in the Delcarations applicable to loss sustained by a Plan through acts committed by an Employee of the Plan shall be waived, but only up to an amount equal to the amount of coverage required to be carried by the Plan because of compliance with the provisions of ERISA. 7. The attached bond is amended by adding the following section at the end of the CONDITIONS AND LIMITATIONS Clause: DISCOVERY PERIOD Upon cancellation or termination of this bond as an entirety (other than cancellation as a result of non- payment of premium), whether by the Insured or by the Underwriter, the Insured shall be entitled to an additional period of twelve (12) months within which to discover loss sustained by a Plan(s) or Plan Official(s) prior to the effective date of such termination or cancellation (hereinafter the “ Discovery Period” ). The Discovery Period may not be cancelled by the Insured or the Underwriter. Notwithstanding the foregoing, the Discovery Period shall terminate immediately on the effective date of: (a) any renewal bond or policy hereof obtained by the Insured from the Underwriter or an affiliate thereof; or (b) any other insurance obtained by the Insured, its successor in business or any other party from an insurer other than the Underwriter or an affiliate thereof which replaces, in whole or in part, the Underwriter giving notice of such termination; provided, however, that such Replacement Coverage must provide coverage for loss sustained prior to its effective date. If such Replacement Coverage does not provide coverage for loss sustained prior to its effective date, the Discovery Period shall not immediately terminate. As used in this Section, Plan(s) means any of the Insured’s Employee Welfare or Pension Benefit Plans now existing or hereafter created or acquired which may be required to be bonded under the Employee Retirement Income Security Act of 1974 (as amended) As used in this Section, Plan Official(s) means, with respect to any Plan(s), any person(s) defined as such under ERISA. 8. Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated. By: ______________________________ Authorized Representative insurance afforded by this bond (hereinafter "Replacement Coverage") without the necessity of the ("ERISA").

103012 (10/09) 1 NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA AMENDMENT TO TERMINATION To be attached to and form part of Investment Company Blanket Bond No. in favor of It is agreed that: 1. The attached bond is hereby amended by deleting Section 13. TERMINATION in its entirety and replacing it with the following: SECTION13. TERMINATION The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 90 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein. This Bond will terminate as to any one Insured (other than a registered management investment company) immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for he benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets. This Bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C. The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata terminated for any other reason. This bond shall terminate a. as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of ninety (90) days after written notice has been given to the Securities and Exchange Commission, Washington, D.C. (See Section 16(d)) and to the Insured Investment Company, or 27708299. Global X ETFs.

103012(10/09) 2 b. as to any Employee 90 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or c. as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective and upon the expiration of ninety (90) days after written notice has been given by the Underwriter to the Securities and Exchange Commission, Washington DC and to the insured Investment Company. 2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated. 3. This rider is effective as of 12:01 a.m. on By: ________________________________ Authorized Representative 07/02/2025.

This rider, effective at 12:01 AM 07/02/2025 forms a part of Policy number: 27708299 Issued to: Global X ETFs By: National Union Fire Ins of Pittsburgh Product Name: ICBB

This rider, effective at 12:01 AM 07/02/2025 forms a part of Policy number: 27708299 Issued to: Global X ETFs By: National Union Fire Ins of Pittsburgh Product Name: ICBB

This rider, effective at 12:01 AM 07/02/2025 forms a part of Policy number: 27708299 Issued to: Global X ETFs By: National Union Fire Ins of Pittsburgh Product Name: ICBB

This rider, effective at 12:01 AM 07/02/2025 forms a part of Policy number: 27708299 Issued to: Global X ETFs By: National Union Fire Ins of Pittsburgh Product Name: ICBB

This rider, effective at 12:01 AM 07/02/2025 forms a part of Policy number: 27708299 Issued to: Global X ETFs By: National Union Fire Ins of Pittsburgh Product Name: ICBB

NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA OMNIBUS WORDING This rider, effective at 12:01 AM 07/02/2025 forms a part of Policy number: 27708299 Issued to: Global X ETFs By: National Union Fire Ins of Pittsburgh Product Name: ICBB

This rider, effective at 12:01 AM 07/02/2025 forms a part of

Policy number: 27708299

Issued to: Global X ETFs

By: National Union Fire Ins of Pittsburgh

Product Name: ICBB

COMPUTER CRIME COVERAGE RIDER
(ICBB VERSION)

In consideration of the premium charged, it is hereby understood and agreed that bond is hereby amended as follows:

1. All the terms and conditions of the Investment Company Blanket Bond, Form No. 41206 (09/84), shall apply to coverage as is afforded by this endorsement unless specifically stated otherwise herein or in any endorsement attached hereto.

2. Item 3 of the Declarations is hereby amended by adding the following under ***Optional Insuring Agreements and Coverages*** section:

	Limit of Liability	Deductible
(CC-1) Computer Systems Fraud	$2,500,000	$5,000
(CC-2) Data Processing Service Operations	$2,500,000	$5,000
(CC-3) Voice Initiated Transfer Fraud	Not Covered	Not Covered
(CC-4) Telefacsimile Transfer Fraud	$2,500,000	$5,000
(CC-5) Destruction of Data or Programs by Hacker	$2,500,000	$5,000
(CC-6) Destruction of Data or Programs by Virus	$2,500,000	$5,000
(CC-7) Voice Computer Systems Fraud	$2,500,000	$5,000

3. The Declarations page is hereby amended by adding the following after **Item 6** thereof:

Item 7.

Voice Initiated Transfer Fraud

Under the terms of the Voice Initiated Transfer Fraud Insuring Agreement, the Insured must place verification call-back for each transfer in excess of $0.

Telefacsimile Transfer Fraud

Under the terms of the Telefacsimile Transfer Fraud Insuring Agreement, the Insured must place a Verification call-back for each transfer in excess of $5,000

140342 (3/21) Page 1 of 10

140342 (3/21) Page 2 of 10 4. The Insuring Agreements are hereby amended by adding the following Insuring Agreements to the Bond: COMPUTER SYSTEMS FRAUD (CC-1) Loss resulting directly from a fraudulent: (1) entry of Electronic Data or Computer Program into, or (2) change of Electronic Data or Computer Program within any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the bond period; as provided by General Agreement B; provided the entry or change causes: (i) Property to be transferred, paid or delivered, (ii) an account of the Insured, or of its customer, to be added, deleted, debited or credited, or (iii) an unauthorized account or a fictitious account to be debited or credited. In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith: (a) on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement, or (b) on an instruction transmitted by Tested telex or similar means of Tested communication identified in the application for this bond purportedly sent by a customer, financial institution or automated clearing house. DATA PROCESSING SERVICE OPERATIONS (CC-2) Loss sustained by a Client of the Insured resulting directly from a fraudulent: (1) entry of Electronic Data or a Computer Program into, or (2) change of Electronic Data or a Computer Program within a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement, or (3) entry or change of Electronic Data during electronic transmission or physical transit from the Insured to its Client, provided that the entry or change causes: (i) Property to be transferred, paid or delivered, (ii) an account of the Client, or a customer of the Client, to be added, deleted, debited or credited, or (iii) an unauthorized account or a fictitious account to be debited or credited,

140342 (3/21) Page 3 of 10 and for which loss the Insured is legally liable to the Client as a provider of data processing services for such Client. In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith: (a) on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement, or (b) on an instruction transmitted by Tested telex or similar means of Tested communication identified in the application for this bond purportedly sent by a customer, financial institution or automated clearing house. In this Insuring Agreement, Client means an entity for which the Insured serves as data processor under the terms of a written agreement. VOICE INITIATED TRANSFER FRAUD (CC-3) Loss resulting directly from the Insured having, in good faith, transferred Funds from a Customer’s account through a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement in reliance upon a fraudulent voice instruction transmitted by telephone which was purported to be from: (1) an officer, director, partner or employee of a Customer of the Insured who was authorized by the Customer to instruct the Insured to make such transfer, (2) an individual person who is a Customer of the Insured, or (3) an Employee of the Insured in another office of the Insured who was authorized by the Insured to instruct other Employees of the Insured to transfer Funds, and was received by an Employee of the Insured specifically designated to receive and act upon such instructions, but the voice instruction was not from a person described in (1), (2) or (3) above, provided that: (i) such voice instruction was electronically recorded by the Insured and required password(s) or code word(s) given; and (ii) if the transfer was in excess of the amount shown on the Declarations Page as the verification call-back amount for this Insuring Agreement, the voice instruction was verified by a call-back according to a prearranged procedure. As used in this Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on voice instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism. TELEFACSIMILE TRANSFER FRAUD (CC-4) Loss resulting directly from the Insured having, in good faith, transferred or delivered Funds, Certificated Securities or Uncertificated Securities through a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement in

140342 (3/21) Page 4 of 10 reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction: (1) purports and reasonably appears to have originated from: (a) a Customer of the Insured, (b) another financial institution, or (c) another office of the Insured but, in fact, was not originated by the Customer or entity whose identification it bears, and (2) contains a valid test code which proves to have been used by a person who was not authorized to make use of it, and (3) contains the name of a person authorized to initiate such transfer; provided that, if the transfer was in excess of the amount shown on the Declarations as the verification call-back amount for this Insuring Agreement, the instructions was verified by a call-back according to a prearranged procedure. As used in this Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on Telefacsimile Device instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism. DESTRUCTION OF DATA OR PROGRAMS BY HACKER (CC-5) Loss that is Restoration Costs resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement. Special Condition: Under this Insuring Agreement, a single “Loss” shall comprise of all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the affected Computer Program(s) or Electronic Data is/are restored or repaired (or a determination has been made that such restoration or repair is impossible). Recurrence of destruction or damage after the Computer Program(s) or Electronic Data is/are restored or repaired shall constitute a separate single “Loss.” DESTRUCTION OF DATA OR PROGRAMS BY VIRUS (CC-6) Loss that is Restoration Costs resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement if such destruction or damage was caused by a computer program or similar instruction which was written or altered to incorporate a hidden instruction designed to destroy or damage Electronic Data or Computer Programs in the Computer System in which the computer program or instruction so written or so altered is used.

140342 (3/21) Page 5 of 10 Special Condition: Under this Insuring Agreement, a single “Loss” shall comprise of all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the affected Computer Program(s) or Electronic Data is/are restored or repaired (or a determination has been made that such restoration or repair is impossible). Recurrence of destruction or damage after the Computer Program(s) or Electronic Data is/are restored or repaired shall constitute a separate single “Loss.” VOICE COMPUTER SYSTEM FRAUD (CC-7) Loss resulting directly from charges for voice telephone long-distance toll calls which were incurred due to the fraudulent use or fraudulent manipulation of an Account Code or System Password required to obtain access to a Voice Computer System owned or leased by the Insured, installed on the Insured’s premises, whose System Administration is performed and controlled by the Insured; provided, however, that the unauthorized access was not made possible by: (1) failure to incorporate a System Password feature or failure to change the System Password at least once every 30 days thereafter, or (2) failure to have a call-disconnect feature in operation to automatically terminate a caller’s access to the Voice Computer System after not more than three unsuccessful attempts to input an Account Code. Special Condition: Under this Insuring Agreement, a single “Loss” consists of loss resulting from toll call charges made only on telephone lines directly controlled by one Voice Computer System and only toll call charges occurring for a period of not more than 30 days inclusive of the date on which the first such toll call charge was made. 5. GENERAL AGREEMENT A. ADDITIONAL OFFICES OR EMPLOYEES–CONSOLIDATION, MERGER–NOTICE is hereby deleted in its entirety and is replaced with the following: ADDITIONAL OFFICES OR EMPLOYEES OR COMPUTER SYSTEMS – CONSOLIDATION, MERGER OR PURCHASE OF ASSETS OR COMPUTER SYSTEMS A. If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities or computer systems of, another institution, such offices and computer systems shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period. If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities or computer systems of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which: (a) has occurred or will occur in offices or premises or computer systems, or (b) has been caused or will be caused by an employee or employees of such institution, or

140342 (3/21) Page 6 of 10 (c) has arisen or will arise out of the assets or liabilities or computer systems acquired by the Insured as a result of such consolidation, merger or purchase of assets or liabilities or computer systems, unless the Insured shall: (i) give the Underwriter written notice within 60 days of the proposed consolidation, merger or purchase of assets or liabilities or computer systems prior to the proposed effective date of such action; and (ii) obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises or computer systems, Employees and other exposures; and (iii) upon obtaining such consent, pay to the Underwriter an additional premium. 6. Solely for the coverage provided by this rider, in Section 1. DEFINITIONS of the CONDITIONS AND LIMITATIONS of this bond, definition (b) “Property” is hereby amended to include Electronic Data and Computer Programs. 7. Solely for the coverage provided by this rider, Section 1. DEFINITIONS of the CONDITIONS AND LIMITATIONS of this bond is hereby amended by adding the following definitions to the end thereof: (i) “Account Code” means a confidential and protected string of characters which identifies or authenticates a person and permits that person to gain access to a Voice Computer System for the purpose of making toll calls or utilizing voice mail box messaging capabilities or other similar functional features of the System. (ii) “Computer Program” means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data. (iii) “Computer System” means: (1) computers with related peripheral components, including storage components wherever located; (2) systems and applications software; (3) terminal devices; and (4) related communication networks, including the internet by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved. (iv) “Electronic Data” means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media. (iv)“Funds” means Money on deposit in an account. (v) “Restoration Costs” means reasonable and necessary costs or expenses incurred by the Insured with the Insurer’s prior written consent to restore or repair damaged or destroyed Electronic Data or Computer Programs within a Computer System; provided that if it is

140342 (3/21) Page 7 of 10 determined that such Electronic Data or Computer Programs cannot be restored or repaired, then Restoration Costs means solely those reasonable costs or expenses incurred by the Insured, with the Insurer’s prior written consent, to reach such determination. Notwithstanding the foregoing, Restoration Costs shall not include, and in no event shall any Insuring Agreement of this bond cover: (1) any costs related directly or indirectly to the damage or destruction of Electronic Data or Computer Programs that the Insured did not have a license to use; or (2) any costs or expenses incurred to redo the work product, research or analysis that was the basis of any damaged or destroyed Electronic Data or Computer Programs. (vi) “System Administration” means the performance of security functions including but not limited to defining authorized persons to access a Voice Computer System and adding, changing and deleting Account Codes or passwords in connection therewith; and invoking or revoking a System option which directs telephone call routing or which adds, moves or drops telephone lines or which performs any other similar activity allowed by a hardware or software-based System option that has been incorporated by a manufacturer or vendor into a System or any component thereof provided said System option is not intended for the sole use of such manufacturer or vendor. (vii) “System Maintenance” means the performance of hardware and software installation, diagnostics and corrections and similar activities that are performed in the usual custom and practice by a manufacturer or vendor to establish or maintain the basic operational functionality of a Voice Computer System or any component thereof. (viii) “System Password” means a confidential and protected string of characters which identifies or authenticates a person and permits that person to gain access to a Voice Computer System or any portion thereof for the purpose of performing System Administration or System Maintenance activities. (ix) “Telefacsimile Device” means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper. (x) “Tested” means a method of authenticating the contents of a communication by placing a valid test key on it which has been agreed upon by the Insured and a customer, automated clearing house, or another financial institution for the purpose of protecting the integrity of the communication in the ordinary course of business. (xi) “Uncertificated Security” means a share, participation or other interest in property of, or an enterprise of, the issuer or an obligation of the issuer, which is: (1) not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer; (2) of a type commonly dealt in securities, exchanges or markets; and (3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

140342 (3/21) Page 8 of 10 (xii) “Voice Computer System” means a Computer System installed in one location which functions as a private branch exchange (PBX), voice mail processor, automated call attendant or provides a similar capability used for the direction or routing of telephone calls in a voice communications network. 8. Solely for the coverage provided by this rider, Section 2. EXCLUSIONS of the CONDITIONS AND LIMITATIONS of the bond is hereby amended by adding the following exclusions to the end thereof: THIS BOND DOES NOT COVER: (i) any loss of the type or kind covered by any other Insuring Agreement provided in this financial institution bond, regardless of any deductible amount or limit of liability; (ii) loss caused by a director or Employee of the Insured or by a person in collusion with any director or Employee of the Insured; (Collusion shall include the willful withholding of knowledge from the Insured by any director or Employee that a fraudulent act by a person not an Employee has been or will be perpetrated against the Insured.); (iii) loss resulting directly or indirectly from entry or change of Electronic Data or Computer Programs in a Computer System, unless covered under the COMPUTER SYSTEMS FRAUD or DATA PROCESSING SERVICE OPERATIONS Insuring Agreements; (iv) loss resulting directly or indirectly from the Insured having transferred Funds in reliance on the validity of a voice instruction, unless covered under the COMPUTER SYSTEMS FRAUD or VOICE INITIATED TRANSFER FRAUD Insuring Agreements; (v) loss resulting directly or indirectly by the Insured having transferred or delivered Funds, Certificated Securities or Uncertificated Securities in reliance on an instruction received through a Telefacsimile Device, unless covered under the TELEFACSIMILE TRANSFER FRAUD Insuring Agreement; (vi) loss resulting directly or indirectly from theft of confidential information; (vii) loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by this rider and would be imposed on the Insured regardless of the existence of the contract; (viii) the cost of duplication of Electronic Data or Computer Programs, unless covered under the DESTRUCTION OF DATA OR PROGRAMS BY HACKER or DESTRUCTION OF DATA OR PROGRAMS BY VIRUS Insuring Agreements; (ix) loss involving a Voice Computer System, unless covered under the VOICE COMPUTER SYSTEM FRAUD Insuring Agreement; (x) loss resulting directly or indirectly from: (1) written instructions or advices, or (2) telegraphic or cable instructions or advices;

140342 (3/21) Page 9 of 10 unless the instructions or advices are Tested and the loss is covered under the COMPUTER SYSTEMS FRAUD or DATA PROCESSING SERVICE OPERATIONS Insuring Agreements; (xi) loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal; (xii) loss resulting directly or indirectly from the fraudulent preparation, or fraudulent modification of Computer Programs unless covered under the COMPUTER SYSTEMS FRAUD or DATA PROCESSING SERVICE OPERATIONS Insuring Agreements; (xiii) loss resulting directly or indirectly from: (a) mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System; or (b) failure or breakdown of electronic data processing media; or (c) error or omission in programming or processing; (xiv) loss as a result of a threat to Computer System operations; (xv) loss resulting directly or indirectly from the use of a telephone credit, debit, charge, identification or similar card to gain access to the Insured’s Voice Computer System; (xvi) loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such customer by a person who had authorized access to the customer’s authentication mechanism. (xvii) loss resulting directly or indirectly from payments made or withdrawals from a depositor’s account involving items of deposit which are not finally paid for any reason; (xviii) loss of potential income, including but not limited to interest and dividends; (xix) loss of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this policy; (xx) any fees, costs and expenses incurred by the Insured; (xxi) indirect or consequential loss of any nature; (xxii) loss involving automated mechanical devices which on behalf of the Insured, disburse money, accept deposits, cash checks, drafts or similar written instruments, or make credit card loans;

140342 (3/21) Page 10 of 10 (xxiii) loss due to riot or civil commotion or loss due to military, naval or usurped power, war or insurrection; (xxiv) loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this exclusion shall not apply to loss resulting from industrial uses of nuclear energy; (xxv) loss as a result of a threat: (1) to do bodily harm to any person; (2) to do damage to the premises or property of the Insured; or (3) to Computer Systems operations. 9. Solely for the coverage provided by this rider, Section 4. LOSS – NOTICE - PROOF – LEGAL PROCEEDINGS of the CONDITIONS AND LIMITATIONS of the bond is hereby amended by adding the following to the end thereof: It is further understood and agreed that: (i) Proof of loss for claim under the Voice Initiated Transfer Fraud Insuring Agreement must include electronic recordings of such voice instructions and the verification call-back, if such call-back was required; and (ii) Proof of loss for claim under the Telefacsimile Transfer Fraud Insuring Agreement must include a copy of the document reproduced by the Telefacsimile Device. ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED. © American International Group, Inc. All rights reserved. _______________________________ AUTHORIZED REPRESENTATIVE

132765 (5/19) Page 1 of 1 AMENDED INSURING AGREEMENT (A) FIDELITY In consideration of the premium charged, it is hereby understood and agreed that: 1. Insuring Agreement (A) FIDELITY is hereby deleted in its entirety and replaced with the following: (A) FIDELITY Loss resulting directly from dishonest or fraudulent acts, including Larceny and Embezzlement, committed by an Employee anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor. Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent: (a) to cause the Insured to sustain such loss; or (b) to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive suchbenefit. Notwithstanding the foregoing, however, it is agreed that with regard to Loans and/or Trading, this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to cause the Insured to sustain such loss and which results in a financial benefit for the Employee. The term “Loans” as used in this Insuring Agreement shall be deemed to mean all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship. The term “Trading” as used in this Insuring Agreement shall be deemed to mean trading or other dealings in securities, commodities, futures, options, swaps, foreign or Federal Funds, currencies, foreign exchange and the like. As used throughout this Insuring Agreement, financial benefit does not include any salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment. 2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached bond other than as above stated. © American International Group, Inc. All rights reserved. _______________________________ AUTHORIZED REPRESENTATIVE This rider, effective at 12:01 AM 07/02/2025 forms a part of Policy number: 27708299 Issued to: Global X ETFs By: National Union Fire Ins of Pittsburgh Product Name: ICBB

127417 (11/17) Page 1 of 2 FRAUDULENT TRANSFER INSTRUCTIONS COVERAGE In consideration of the premium charged, it is agreed that: 1. The following Insuring Agreement is added to this bond: (FTI) FRAUDULENT TRANSFER INSTRUCTIONS Loss resulting directly from the Insured having, in good faith, transferred money on deposit in a Customer's account, or a Customer's Certificated Securities, in reliance upon a fraudulent instruction transmitted to the Insured via telefacsimile, telephone, or electronic mail; provided, however that (1) The fraudulent instruction purports, and reasonably appears, to have originated from: (a) such Customer, (b) an Employee acting on instructions of such Customer; or (c) another financial institution acting on behalf of such Customer with authority to make such instructions; and (2) The sender of the fraudulent instruction verified the instruction with the password, PIN, or other security code of such Customer; and (3) The sender was not, in fact, such Customer, was not authorized to act on behalf of such Customer, and was not an Employee of the Insured; and (4) The instruction was received by an Employee of the Insured specifically authorized by the Insured to receive and act upon such instructions; and (5) For any transfer exceeding the Verification Threshold Amount set forth below, the Insured verified the instruction via a call back to a predetermined telephone number set forth in the Insured's Written agreement with such Customer or other verification procedure approved in writing by the Underwriter; and (6) The Insured preserved a contemporaneous record of the call back, if any, and of the instruction which verifies use of the authorized password, PIN or other security code of the Customer. The Verification Threshold Amount applicable to this FRAUDULENT TRANSFER INSTRUCTIONS Insuring Agreement is: $5,000 2. Solely with respect to the FRAUDULENT TRANSFER INSTRUCTIONS Insuring Agreement, the following definitions shall apply: This rider, effective at 12:01 AM 07/02/2025 forms a part of Policy number: 27708299 Issued to: Global X ETFs By: National Union Fire Ins of Pittsburgh Product Name: ICBB

127417 (11/17) Page 2 of 2 (FTI-1) “Certificated Security” means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is: (i) represented by a written instrument issued in bearer or registered form; (ii) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and (iii) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations. (FTI-2) “Customer” means a natural person or entity which has a written agreement with the Insured authorizing the Insured to transfer money on deposit in an account or Certificated Securities in reliance upon instructions transmitted to the Insured via the means utilized to transmit the fraudulent instruction. 3. It shall be a condition precedent to coverage under the FRAUDULENT TRANSFER INSTRUCTIONS Insuring Agreement that the Insured assert any available claims, offsets or defenses against such Customer, any financial institution or any other party to the transaction. 4. The following additional Exclusions are added to the Bond applicable only to this Insuring Agreement: (FTI-1) loss resulting directly or indirectly from a fraudulent instruction if the sender, or anyone acting in collusion with the sender, ever had authorized access to such Customer's password, PIN or other security code; and (FTI-2) loss resulting directly or indirectly from the fraudulent alteration of an instruction to initiate an automated clearing house (ACH) entry, or group of ACH entries, transmitted as an electronic message, or as an attachment to an electronic message, sent via the Internet, unless: (i) each ACH entry was individually verified via the call back procedure without regard to the amount of the entry; or (ii) the instruction was formatted, encoded or encrypted so that any alteration in the ACH entry or group of ACH entries would be apparent to the Insured. 5. The “Optional Insuring Agreements and Coverages” section of Item 3 of the Declarations of this bond is amended by adding the following at the end thereof: Limit of Liability Deductible Insuring Agreement (FTI)- FRAUDULENT TRANSFER INSTRUCTIONS $2,5000,000 $5,000 6. Nothing contained herein shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated. © American International Group, Inc. All rights reserved. _______________________________ AUTHORIZED REPRESENTATIVE

131534 (1/19) Page 1 of 1 NOTICE OF CANCELLATION TO SEC It is agreed that: 1. The Underwriter will mark its records to indicate that the Securities and Exchange Commission is to be notified thirty (30) days prior to cancellation, termination or substantial modification of the attached bond, whether at the request of the Insured or the Underwriter, and will use its best efforts to so notify Securities and Exchange Commission but failure to so notify Securities and Exchange Commission shall not impair or delay the effectiveness of any such cancellation, termination or modification. 2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions or limitations of the attached policy except as above stated. ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED. © American International Group, Inc. All rights reserved. _______________________________ AUTHORIZED REPRESENTATIVE This rider, effective at 12:01 AM 07/02/2025 forms a part of Policy number: 27708299 Issued to: Global X ETFs By: National Union Fire Ins of Pittsburgh Product Name: ICBB

131533 (1/19) Page 1 of 1 UNCERTIFICATED SECURITIES RIDER It is agreed that: 1. The INSURING AGREEMENTS Clause of the attached bond is amended by adding the following additional Insuring Agreement to the end thereof: STATEMENT OF UNCERTIFICATED SECURITY IN ANY BOOK ENTRY FORM Loss resulting directly from the Insured having, in good faith, for its own account, or for the account of others, acquired, sold or delivered, or given value, extended credit or assumed liability on the faith of any original statement of uncertificated security in any book entry form. 2. Solely for the purpose of the coverage afforded by this rider, paragraph (b) of Section DEFINITIONS of the CONDITIONS AND LIMITATIONS Clause is amended to include the following at the end thereof: "Property" includes uncertificated securities of any issuer. 3. The applicable Limit of Liability for the coverage provided by the STATEMENT OF UNCERTIFICATED SECURITY IN ANY BOOK ENTRY FORM Insuring Agreement shall be Two Million Five Hundred Thousand Dollars($2,500,000) and the applicable Deductible Amount shall be Five Thousand Dollars ($5,000). 4. Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated. ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED. © American International Group, Inc. All rights reserved. _______________________________ AUTHORIZED REPRESENTATIVE This rider, effective at 12:01 AM 07/02/2025 forms a part of Policy number: 27708299 Issued to: Global X ETFs By: National Union Fire Ins of Pittsburgh Product Name: ICBB

GLOBAL X FUNDS Approval of Fidelity Bond RESOLVED, that the Trustees and the Independent Trustees separately, having given due consideration to the value of the aggregate assets of all Funds of the Trust to which the officers and employees of the Trust have access, the types and terms of the arrangements made and to be made for the custody and safekeeping of their respective assets, the nature of the securities in the portfolios of the Funds and other relevant factors hereby determine that: 1. the form of fidelity bond issued by National Union Fire Insurance Company of Pittsburgh, PA (“Fidelity Bond”) covering the Trust will provide reasonable coverage for the Funds; 2. coverage in an amount of $2.5 million as discussed in the memorandum under such Fidelity Bond will provide reasonable coverage for the Funds; 3. payment by each of the Funds of their allocable share of the premium of $15,663 of said Bond, in proportion to their respective total assets, is fair and reasonable; 4. the approval of the joint coverage reflected in the foregoing is conditioned upon the agreement by and among the Funds to share in the proceeds of any payment required under said Fidelity Bond in the event that a Fund incurs a loss arising out of the same event, on the following basis: first, up to the minimum coverage required for that Fund, under Rule 17g-1 and, thereafter, in proportion to the amount of the unreimbursed loss in excess of such minimums incurred by each Fund incurring a loss; and it is FURTHER RESOLVED, that the Secretary or the Treasurer of the Trust is hereby designated as the officer who shall make the filings and give the notices required by paragraph (g) of Rule 17g-1, which filing shall be effected as soon as practicable after receipt of an executed fidelity bond; and it is FURTHER RESOLVED, that the appropriate officers of the Trust be, and each hereby is, authorized to execute such documents, to make any and all payments and to take such actions as may be necessary or appropriate to carry out the purposes and intent of the preceding resolutions, the execution and delivery of such documents or taking of such actions to be conclusive evidence of the Board’s approval.

Global X Venture Fund (the “Fund”) Certificate of Secretary The undersigned, being the duly elected Secretary of the above-referenced Fund, organized under the laws of the State of Delaware, hereby certifies that the following are the true and complete resolutions approved by the Board of Trustees at a meeting held on March 12, 2025, and that said resolutions have not been revoked or amended and are now in full force and effect. Fidelity Bond RESOLVED, that the Fund shall be named as an insured under a joint insured fidelity bond (the “Bond”) having an aggregate coverage of $2,500,000 issued by National Union Insurance Company of Pittsburgh, PA against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, from time to time, covering the officers and the other employees of both the Fund and the Adviser (“joint insureds”) from time to time, containing such provisions as may be required by the rules promulgated under the 1940 Act; RESOLVED, that the proposed form and amount of the Bond be, and the same hereby are, approved by the Board and separately by a majority of the Independent Trustees, based on a determination that the form and amount comply with the requirements of Rule 17g-1(d)(2) and are reasonable, after having given due consideration to such factors including, but not limited to, the amount of the Bond, the expected value of the assets of the Fund to which any person covered under the Bond may have access, the estimated amount of the premium for such Bond, the type and terms of the arrangements made for the custody and safekeeping of the Fund’s assets, the number of other parties named as insured parties under the Bond and the nature of the securities in the Fund’s portfolio; RESOLVED, that the share of the premium to be allocated to the Fund and the joint insureds for the Bond, which is based upon their proportionate share of the sum of the premiums that would have been paid if such Bond had been purchased separately, be, and the same hereby is, approved by the Board, and separately by a majority of the Independent Trustees, after having given due consideration to, among other things, the number of other parties insured under the Bond, the nature of the business activities of those other parties, the amount of the Bond, the amount of the premium for the Bond, the ratable allocation of the premium among all parties named as insureds and the extent to which the share of the premium allocated to the Fund under the Bond is less than the premium that the Fund would have had to pay had it maintained a single insured bond; RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and empowered to obtain the Bond and pay the premium therefor; RESOLVED, that the Secretary of the Fund be, and hereby is, designated as the party responsible for making the necessary filings and giving notices with respect the Bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized to participate in a liability insurance policy on the terms discussed at the

Meeting covering the Fund and the joint insureds and their respective Trustees and officers (each of whom shall be deemed a third party beneficiary thereof) generally against liabilities and expenses arising out of claims, actions or proceedings asserted or threatened against them in their respective capacities for or relating to the Fund or the Adviser as the case may be, subject to such ordinary exceptions as the officer executing the same, deems reasonable or appropriate; RESOLVED, that the appropriate officers of the Fund be, and each of them hereby is, authorized to maintain an Independent Trustees liability insurance policy on the terms discussed at the Meeting covering the Independent Trustees (each of whom shall be deemed a third party beneficiary thereof) generally against liabilities and expenses arising out of claims, actions or proceedings asserted or threatened against them in their respective capacities for the Fund, subject to such ordinary exceptions as the officer executing the same, deems reasonable or appropriate; RESOLVED, that the Fund and the joint insureds participate in the policy on terms such that the benefits as well as costs to the liability and insurance policy be allocated to the joint insureds and the Fund on the terms discussed at the Meeting, and that the Adviser pay the portion of the premium allocated to the Fund until the Shares are offered for sale to persons other than the Initial Shareholder; RESOLVED, that the Fund’s participation in the above-referenced liability insurance policy is in the best interests of the Fund in a manner consistent with Rule 17d- 1(d)(7) under the 1940 Act; RESOLVED, that the share of the premium to be allocated to the Fund for the liability insurance policy, which is based upon the Fund’s proportionate share of the sum of premiums that would have been paid if such insurance coverage were purchased separately by the Fund be, and the same hereby is, determined to be fair and reasonable to the Fund in a manner consistent with Rule 17d-1(d)(7) under the 1940 Act and the officers of the Fund are hereby authorized and empowered to pay such premium; RESOLVED, that the appropriate officers of the Fund be, and each of them hereby is, authorized to enter into an agreement, as required by Rule 17g-1(f) under the 1940 Act, with the joint insureds providing that in the event any recovery is received under the Bond as a result of a loss sustained by the Fund and also by the joint insured, the Fund shall receive an equitable and proportionate share of the recovery; RESOLVED, that the Fund shall be named as an insured under Directors and Officers Errors and Omissions Liability Insurance Policies (the “D&O/E&O Policies”), with an aggregate coverage of $45,000,000, issued by AXIS Insurance Company, The Hartford, Continental Casualty Company (CAN), Chubb USA, Liberty Mutual, XL Specialty Insurance Company, and Atlantic Specialty Insurance Co (Intact Insurance), with a limit of $10M, $5M, $5M, $5M, $5M, $5M, and $10M respectively, covering the Fund, it having been determined that participation in the D&O/E&O Policies is in the best interests of the Fund; RESOLVED, that the proposed premium for the D&O/E&O Policies to be allocated to the Fund, based upon its proportionate share of the sum of the premiums that would have been paid if such insurance coverage were purchased separately by the insured party, is fair and reasonable to the Fund; and

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and empowered to execute and deliver all instruments, certificates, agreements, or other documents, to cause the Fund to pay applicable premiums and to do and perform any and all other acts and things that any such officer shall determine to be necessary, appropriate or desirable for the implementation of the foregoing resolutions or to effect or accomplish the intent of the foregoing resolutions, any such determination to be conclusively evidenced by the execution and delivery by any officer of any such instrument, certificate or other document or the doing or performing by any officer of any such act or thing. IN WITNESS WHEREOF, the undersigned has executed this certificate as Secretary of the above mentioned Fund on this 24th day of March, 2025. /s/ Jasmin M. Ali Jasmin M. Ali Secretary and Vice President